UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 21 July, 2008 it purchased for 400,000
"B" Shares at a price of 1807.89 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,726,326,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 July, 2008 it purchased for 400,000
"B" Shares at a price of 1833.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,725,926,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 23 July, 2008 it purchased for cancellation 280,000 "B" Shares at a price of 1835.24 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,725,646,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 24 July, 2008 it purchased for cancellation 300,000 "B" Shares at a price of 1802.77 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,725,346,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 25 July, 2008 it purchased for cancellation 210,000 "B" Shares at a price of 1800.40 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,725,136,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 28 July, 2008 it purchased for cancellation 300,000 "B" Shares at a price of 1823.66 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,724,836,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 July, 2008 it purchased for cancellation 300,000 "B" Shares at a price of 1824.89 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,724,536,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 30 July, 2008 it purchased for cancellation 250,000 "B" Shares at a price of 1793.04 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,724,286,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 31 July, 2008 it purchased for cancellation 347,500 "B" Shares at a price of 1804.58 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,723,939,395.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 August, 2008 it purchased for cancellation 380,000 "B" Shares at a price of 1761.64 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,723,559,395.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 5 August, 2008 it purchased for cancellation 380,000 "B" Shares at a price of 1713.05 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,723,179,395.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 6 August, 2008 it purchased for cancellation 251,346 "B" Shares at a price of 1725.98 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,722,928,049.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 August, 2008 it purchased for cancellation 380,000 "B" Shares at a price of 1761.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,722,548,049.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 August, 2008 it purchased for cancellation 510,000 "B" Shares at a price of 1719.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,722,038,049.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 11 August, 2008 it purchased for cancellation 380,000 "B" Shares at a price of 1736.17 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,721,658,049.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 August, 2008 it purchased for cancellation 162,914 "B" Shares at a price of 1755.05 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,721,495,135.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 13 August, 2008 it purchased for cancellation 424,584 "B" Shares at a price of 1775.58 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,721,070,551.
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 14 August 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary